July 29, 2005


Via U.S. Mail

Dennis W. Burnette
President and Chief Executive Officer
Cherokee Banking Company
1275 Riverstone Parkway
Canton, GA  30114

Re:	Cherokee Banking Company
      Preliminary Schedule 14A
      Filed July 1, 2005
      File No. 000-30511

      Schedule 13E-3
      Filed July 1, 2005
      File No. 005-60899

Dear Mr. Burnette:

      We have reviewed the above filings for compliance with Rule 13e-3 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3
Signatures
1. Please revise signatures page of the filing to include signatures for Cherokee Banking Company and Cherokee Interim Corp.

Introduction
2. We note that Mr. Moreau is included as an affiliate and filing person on page 21 of your proxy statement but is not shown as a filing person on the cover or the signature page of this schedule. Please revise this schedule to include Mr. Moreau as a filing person.
3. Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-
3. Therefore, you will need to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to the preceding comment.
4. Please note also that you must include the information required by
Items 3, 5, 6, 10 and 11 of Schedule 13E-3 with respect to each executive officer and director of your corporation. For example, it is unclear whether you have provided all of this information with respect to Mr. Moreau. We note from pages 41-42 that he is an officer of the company. See General Instruction C to Schedule 13E-3.

Exhibits
5. We note you intend to finance the payment to security holders and the expenses of this transaction with the proceeds from an offering of trust preferred securities. Please file the documents relating to that offering as exhibits when they are available. Refer to Item
1016(b) of Regulation M-A.

Preliminary Schedule 14A

General
6. Please fill in the blanks in your proxy statement.

Important Notices
7. Please delete the last sentence of the second paragraph of this section. Security holders are entitled to use your proxy statement to make a voting decision.

Summary Term Sheet, page 1
8. We note that shares subject to options will be included in the aggregate number of shares held by a record holder. Please expand to clarify what this means and its impact. Does this mean that shares underlying options will be considered in the aggregate number of shares?

Special Factors

Background of the Reorganization, page 7
9. Please name the members of the Going Private Committee,
disclose
whether those members were independent directors, describe the duties
of the committee, the scope of its authority, and the period during
which it served.  Did the committee consider alternative
transactions
such as a sale of the company? Why or why not? Did it consider alternate means of going private? Did it set the price per share to be paid?  Also, clarify whether the directors who are also
officers
of your company participated in the meetings of the committee.
10. Describe the findings or conclusions reached by your president following his evaluation of your shareholder list on March 16, 2005 and whether those findings were presented to the Going Private Committee or your board of directors.
11. Refer to the list at the bottom of page 8. Please explain why your common stock would have to be reclassified into two classes of preferred stock to complete a stock reclassification (second item) and why there was uncertainty regarding the regulatory approval of a stock reclassification.
12. We note that Burke Capital reviewed financial projections prepared by the company. We further note that financial projections are included on page 11 of the valuation report included as Appendix
D to the proxy statement. Please include the projections and the material assumptions underlying the projections in an appropriate location in the proxy statement.
13. We note the time gaps between meetings of the committee or board of directors (May 5 to May 18 to June 15 to June 24). Please confirm that you have disclosed all background events during those periods or, if you have not, revise your disclosure to provide a complete description of the background of this transaction.
14. With respect to the May 5, 2005 meeting of the Going Private Committee with Burke Capital, clarify who prepared the preliminary financial projections discussed at the meeting.
15. We note that at the May 18, 2005 board meeting, the board decided to move forward with the cash out merger, but that alternative going-private transactions were not discussed until June 15, 2005. Please explain the extent of consideration given by your board to the alternative transactions given that at the time of their discussion, the cash out merger had been in progress for almost a month.
16. We note the engagement of Mauldin and Jenkins to prepare pro forma financial information. Please expand to discuss their engagement in more detail. For example, when and how did the company consider this information? Further, what consideration was given to whether the information compiled or prepared by Mauldin and Jenkins should be described and provided pursuant to Item 1015 of Regulation
M-A?
17. Please update the last paragraph of this section on page 10.

Reasons for the Reorganization, page 10
18. Please clarify how you will realize cost savings of $59,000 from audit fees given your continuing banking regulatory requirements.

Potential Disadvantages of the Reorganization, page 11
19. Please expand to address additional federal securities law disclosure and requirements which will be eliminated upon termination of registration as a public company, including, for example, Section
13 and Section 16 reporting by certain shareholders and the application of Regulation 14A.

Effects of the reorganization on Cherokee, page 11
20. Please remove the brackets in the first paragraph and update your disclosure as necessary.

Pro Forma Effect of the Reorganization, page 16
21. Please revise the table in this section to show how your historical results are affected by this transaction with footnotes, additional columns, or both.

Recommendation of the Board of Directors, page 17
22. We note that the board of directors has not addressed the going concern value in its fairness determination. If the board, or any filing person, has based their fairness determination on the analysis of going concern value undertaken by Burke Capital, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. Alternatively, please ensure that each filing person discloses whether the consideration offered to unaffiliated security holders constitutes fair value in relation to the going concern value. See Question 20 of Exchange Act Release No.
34-17719 (April 13, 1981).


Opinion of Independent Financial Advisor, page 21
23. Please provide the information required by Item 1015(b)(4) of Regulation M-A.
24. Please revise the last sentence of the first full paragraph on page 22 to more clearly state that Burke Capital has consented to the use of its opinion and the disclosure in the proxy statement.
25. Please provide the statement required by Item 1015(c) of Regulation M-A.

Summary of the Plan, page 24
26. Please explain all technical terms and abbreviations used in this section. We note, for example, "LTM Core EPS," "Core Deposit
Premium," "ROAA," and "ROAE."

Transaction Premium Analysis, page 24
27. We note the disclosure that minority shareholders in the subject transactions were paid a market premium ranging from 10% to 15%. The range does not appear to match the information in the table presented in this section. Also, explain why Burke Capital selected 12.5% as the premium rate applied to your stand-alone valuation.

Comparable Public Companies Analysis, page 25
28. Please provide the data underlying the implied peer group trading multiples, as shown in the second table on page 26, and show how that information resulted in the values already disclosed. Please apply this comment to the data underlying the disclosure in the analysis of selected merger transactions.

Dividend Discount and Terminal Value Analysis, page 29
29. We note the disclosure that the company has not paid dividends since its organization and has no plans to pay dividends in the future. Please explain how Burke Capital was able to perform this analysis in light of the foregoing disclosure. Was the focus of this analysis Cherokee`s future cash flows rather than dividends?
30. Please explain how Burke Capital determined that discount rates of 16-20% and multiples of 1.5x (book value) and 13.00x (LTM Earnings) were the most appropriate indicators of value. Disclose the industry averages.
31. Explain how Burke Capital reached its fairness opinion given that in each of the dividend discount analysis (with a 16% discount rate) and the analysis of selected merger transactions the results indicate a per share value higher than the consideration to be paid to cashed-out security holders.

Fairness for Shareholders Remaining Intact After Completion of the
Plan, page 31
32. Expand to describe the assumptions related to earnings projections provided by management. Clarify the source of the projections. We note that Mauldin and Jenkins were engaged to provide pro forma information.

Sources of Funds and Expenses, page 37
33. Provide the disclosure required by Item 1007(b) of Regulation M-A with respect to alternative financing arrangements.
34. What consideration did the filing persons give to the terms of the trust preferred securities as compared to the common stock in making their fairness determinations? In this regard, we note that the trust preferred holder may have certain preferences.

Other Matters, page 46
35. We note you have retained discretionary authority to vote proxies on matters other than the approval of the plan of reorganization, as disclosed in the second sentence of this section. Please confirm that you will use that discretionary authority in compliance with Rule 14a-4.

Selected Historical Consolidated Financial Data, page 47
36. If relevant, please provide the ratio of earnings to fixed charges required by Item 1010(c)(4) of Regulation M-A.

*       *       *       *
      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      In connection with responding to our comments, please provide, in writing, a statement from the company (and all additional filing persons) acknowledging that:
* the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.
      Please direct any questions to me at (202) 551-3619 or, in my absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.


							Sincerely,



							Daniel F. Duchovny
							Attorney-Advisor
							Office of Mergers &
Acquisitions


cc: Kathryn L. Knudson, Esq. (via fax (404) 572-6999)
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Dennis W. Burnette
Cherokee Banking Company
July 29, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE